Exhibit 99.1

FOR IMMEDIATE RELEASE

St. John's, NL – May 3, 2018

FORTIS INC. SHAREHOLDERS APPROVE ELECTION OF DIRECTORS,
APPOINTMENT OF AUDITORS AND SAY ON PAY

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS) announced the voting results from its Annual Meeting of Shareholders held today in St. John's, Newfoundland and Labrador. Shareholders voted in favour of all items of business before the meeting, including electing the nominated directors, appointing Deloitte LLP as the Corporation's auditors and voting on an advisory basis to accept the Corporation's approach to executive compensation.

Election of Directors

Fortis shareholders elected the following 12 individuals to the Fortis board of directors to serve until the next Annual Meeting of Shareholders or until their successors are elected or appointed:

Nominees	Votes For		Votes Withheld
Tracey C. Ball	224,883,755	99.74%	580,482	0.26%
Pierre J. Blouin	224,569,071	99.60%	895,166	0.40%
Paul J. Bonavia	224,917,325	99.76%	546,912	0.24%
Lawrence T. Borgard	223,257,227	99.02%	2,207,010	0.98%
Maura J. Clark	223,240,044	99.01%	2,224,193	0.99%
Margarita K. Dilley	223,049,617	98.93%	2,414,620	1.07%
Julie A. Dobson	224,493,291	99.57%	970,084	0.43%
Ida J. Goodreau	222,925,659	98.87%	2,538,578	1.13%
Douglas J. Haughey	224,490,594	99.57%	973,643	0.43%
Barry V. Perry	224,795,918	99.70%	668,319	0.30%
Joseph L. Welch	224,745,200	99.68%	719,037	0.32%
Jo Mark Zurel	224,607,924	99.62%	856,313	0.38%

"We are pleased to welcome two new members to our board of directors," said Mr. Douglas Haughey, Chair of the Board of Fortis. "Both Paul Bonavia and Julie Dobson bring a wealth of experience to the board. Paul has extensive utility experience including running our Arizona utilities prior to their acquisition by Fortis in 2014. Julie is a seasoned senior executive with extensive experience in the telecommunications and utility industries."

Appointment of Auditors

Shareholders of the Corporation approved the appointment of Deloitte LLP as the Corporation's auditors to hold office until the close of the next Annual Meeting of Shareholders.

Votes For		Votes Withheld
234,174,416	99.69%	730,453	0.31%

Say on Pay

Shareholders approved the non-binding advisory vote regarding the Corporation's approach to executive compensation ("Say on Pay") at the Annual Meeting of Shareholders. The Fortis board of directors takes the results of the Say on Pay vote into account when considering future compensation policies, practices and decisions and in determining whether there is a need to increase engagement with shareholders on compensation and related matters.

Votes For		Votes Against
220,621,830	97.85%	4,842,400	2.15%

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2017 revenue of C$8.3 billion and total assets of C$49 billion as at March 31, 2018. The Corporation's 8,500 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information please contact:

Investor Enquiries Ms. Kealey Martin Director, Investor Relations Fortis Inc. 709.737.2900 investorrelations@fortisinc.com	Media Enquiries Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com